**Exhibit 99.1**



Opening doors to the future®

# Press Release

---

**DENVER, CO – October 26, 2022**

Contact: Trent Trujillo
Email: ttrujillo@udr.com

## UDR ANNOUNCES THIRD QUARTER 2022 RESULTS
## AND INCREASES FULL-YEAR 2022 GUIDANCE RANGES

UDR, Inc. (the "Company") (NYSE: UDR), announced today its third quarter 2022 results. Net Income, Funds from Operations ("FFO"), FFO as Adjusted ("FFOA"), and Adjusted FFO ("AFFO") per diluted share for the quarter ended September 30, 2022 are detailed below.

| | Quarter Ended September 30 | | | | |
|---|---|---|---|---|---|
| **Metric** | **3Q 2022 Actual** | **3Q 2022 Guidance** | **3Q 2021 Actual** | **$ Change vs. Prior Year Period** | **% Change vs. Prior Year Period** |
| Net Income per diluted share | $0.07 | $0.06 to $0.08 | $0.06 | $0.01 | 17% |
| FFO per diluted share | $0.57 | $0.58 to $0.60 | $0.55 | $0.02 | 4% |
| FFOA per diluted share | $0.60 | $0.58 to $0.60 | $0.51 | $0.09 | 18% |
| AFFO per diluted share | $0.54 | $0.53 to $0.55 | $0.46 | $0.08 | 17% |

- Same-Store ("SS") results for the third quarter 2022 versus the third quarter 2021 and the second quarter 2022 are summarized below.

| | Concessions reflected on a **straight-line basis**: | | Concessions reflected on a **cash basis**: | |
|---|---|---|---|---|
| **SS Growth / (Decline)** | **Year-Over-Year ("YOY"): 3Q 2022 vs. 3Q 2021** | **Sequential: 3Q 2022 vs. 2Q 2022** | **YOY: 3Q 2022 vs. 3Q 2021** | **Sequential: 3Q 2022 vs. 2Q 2022** |
| Revenue | 12.7% | 4.7% | 12.2% | 4.1% |
| Expense | 7.2% | 8.3% | 7.2% | 8.3% |
| Net Operating Income ("NOI") | 15.5% | 3.1% | 14.6% | 2.3% |

- During the quarter, the Company settled approximately 1.8 million shares of common stock under its previously announced forward equity sales agreements at a weighted average net price per share, after adjustments, of $57.00 for proceeds of approximately $99.8 million, leaving $181.3 million of forward equity agreements at an average price per share of approximately $57.57, before adjustments, yet to be settled.

- During the quarter and subsequent to quarter end, the Company repurchased 1.2 million shares of its common stock at a weighted average price per share of $41.14 for total consideration of approximately $49.0 million.

- During the quarter, the Company entered into a contract to sell one community in Orange County, CA, for gross proceeds of $41.5 million. The transaction is expected to close in the fourth quarter 2022.

- As previously announced, during the quarter, the Company fully funded a $102.0 million DCP investment in a portfolio of 14 stabilized communities.

- Subsequent to quarter end, the Company published its fourth annual ESG report and concurrently announced that it earned a 5 Star designation from GRESB, the highest ESG rating possible, and a Public Disclosure score of "A".

"Our third quarter FFOA per share results met the high end of our expectations provided in July, and we raised full-year 2022 guidance for the third time driven by our strong operating results and further accretion from our recent acquisitions," said Tom Toomey, UDR's Chairman and CEO. "Our innovative culture, operating acumen, and healthy balance sheet liquidity position UDR well for 2023."

**Outlook**

For the fourth quarter 2022, the Company has established the following earnings guidance ranges. Additionally, the Company has increased its previously provided full-year 2022 Same-Store and earnings guidance ranges[1]:

| | 4Q 2022 Outlook | 3Q 2022 Actual | Updated Full-Year 2022 Outlook | Prior Full-Year 2022 Outlook | Change to 2022 Guidance, at Midpoint |
|---|---|---|---|---|---|
| Net Income/(Loss) per diluted share | $0.11 to $0.13 | $0.07 | $0.23 to $0.25 | $0.19 to $0.23 | $0.03 |
| FFO per diluted share | $0.60 to $0.62 | $0.57 | $2.23 to $2.25 | $2.23 to $2.27 | $(0.01) |
| FFOA per diluted share | $0.60 to $0.62 | $0.60 | $2.32 to $2.34 | $2.29 to $2.33 | $0.02 |
| AFFO per diluted share | $0.54 to $0.56 | $0.54 | $2.11 to $2.13 | $2.09 to $2.13 | $0.01 |
| **YOY Growth: concessions reflected on a <u>straight-line basis:</u>** | | | | | |
| SS Revenue | N/A | 12.7% | 11.25% to 11.75% | 10.5% to 11.5% | 0.50% |
| SS Expense | N/A | 7.2% | 5.0% to 5.5% | 3.5% to 4.5% | 1.25% |
| SS NOI | N/A | 15.5% | 14.00% to 14.75% | 13.25% to 14.75% | 0.38% |
| **YOY Growth: concessions reflected on a <u>cash basis:</u>** | | | | | |
| SS Revenue | N/A | 12.2% | 10.75% to 11.25% | 10.0% to 11.0% | 0.50% |
| SS NOI | N/A | 14.6% | 13.25% to 14.00% | 12.5% to 14.0% | 0.38% |

[1]   Additional assumptions for the Company's fourth quarter and 2022 outlook can be found on Attachment 14 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of FFO per share, FFOA per share, and AFFO per share to GAAP Net Income per share can be found on Attachment 15(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 15(A) through 15(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

**Third Quarter 2022 Operating Results**

In the third quarter, total revenue increased by $61.5 million YOY, or 18.7 percent, to $391.3 million. This increase was primarily attributable to growth in revenue from Same-Store communities and past accretive external growth investments.

"Blended lease rate growth of 13.1 percent in the third quarter drove strong sequential same-store revenue growth of 4.7 percent on a straight-line basis and further builds our foundation of embedded growth in 2023," said Mike Lacy, UDR's Senior Vice President of Operations. "Focusing on rate growth and accepting a higher rate of turnover and slightly lower occupancy reflects our strategy to strengthen our rent roll. Although expenses are pressured by inflation and the typical seasonality of market rents has returned in the fourth quarter thus far, traffic remains high and the financial health of our residents remains strong. This has enabled us to keep occupancy high at 96.7 percent while capturing October blended lease rate growth in the high-single-digits, which remains materially above pre-COVID averages."

With stronger collections in recent periods, the Company now expects current resident collections to range between 98.2 percent and 98.6 percent in 2022, compared to prior expectations of 98.0 percent to 98.5 percent. For the third quarter 2022, the Company recorded a residential bad debt reserve of $11.7 million, including $0.6 million for the Company's share from unconsolidated joint ventures, a decrease of $1.1 million versus the Company's bad debt reserve as of the end of the second quarter 2022. This compares to a quarter-end accounts receivable balance of $20.8 million, a decrease of $2.0 million versus the Company's accounts receivable balance as of the end of the second quarter 2022.

In the table below, the Company has presented YOY Same-Store results by region, with concessions accounted for on both cash and straight-line bases.

**Summary of Same-Store Results in Third Quarter 2022 versus Third Quarter 2021**

| Region | Revenue Growth | Expense Growth | NOI Growth | % of Same-Store Portfolio[1] | Physical Occupancy[2] | YOY Change in Occupancy |
|---|---|---|---|---|---|---|
| West | 9.3% | 5.8% | 10.6% | 33.7% | 96.7% | (0.8)% |
| Mid-Atlantic | 8.7% | 6.3% | 9.8% | 20.8% | 96.8% | (0.4)% |
| Northeast | 16.5% | 3.0% | 25.6% | 18.1% | 97.1% | (0.1)% |
| Southeast | 18.1% | 10.7% | 22.0% | 12.9% | 96.7% | (1.2)% |
| Southwest | 14.9% | 15.6% | 14.5% | 9.0% | 96.7% | (1.2)% |
| Other Markets | 9.4% | 8.7% | 9.7% | 5.5% | 96.8% | (1.0)% |
| **Total (Cash)** | **12.2%** | **7.2%** | **14.6%** | **100.0%** | **96.8%** | **(0.7)%** |
| **Total (Straight-Line)** | **12.7%** | **7.2%** | **15.5%** | - | - | - |

[1]　Based on 3Q 2022 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2]　Weighted average Same-Store physical occupancy for the quarter.

In the table below, the Company has presented sequential Same-Store results by region, with concessions accounted for on both cash and straight-line bases.

**Summary of Same-Store Results in Third Quarter 2022 versus Second Quarter 2022**

| Region | Revenue Growth | Expense Growth | NOI Growth | % of Same-Store Portfolio[1] | Physical Occupancy[2] | Sequential Change in Occupancy |
|---|---|---|---|---|---|---|
| West | 3.3% | 8.3% | 1.7% | 33.7% | 96.7% | (0.1)% |
| Mid-Atlantic | 3.8% | 7.3% | 2.2% | 20.8% | 96.8% | (0.6)% |
| Northeast | 5.0% | 9.4% | 2.7% | 18.1% | 97.1% | (0.1)% |
| Southeast | 4.8% | 7.0% | 3.8% | 12.9% | 96.7% | (0.3)% |
| Southwest | 5.2% | 9.6% | 2.5% | 9.0% | 96.7% | (0.4)% |
| Other Markets | 3.0% | 8.5% | 0.9% | 5.5% | 96.8% | (0.4)% |
| **Total (Cash)** | **4.1%** | **8.3%** | **2.3%** | **100.0%** | **96.8%** | **(0.3)%** |
| **Total (Straight-Line)** | **4.7%** | **8.3%** | **3.1%** | - | - | - |

[1]　Based on 3Q 2022 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2]　Weighted average Same-Store physical occupancy for the quarter.

For the nine months ended September 30, 2022, total revenue increased by $175.2 million YOY, or 18.6 percent, to $1.1 billion. This increase was primarily attributable to growth in revenue from acquired and Same-Store communities. In the table below, the Company has presented Same-Store results by region, with concessions accounted for on cash and straight-line bases, for the nine months ended September 30, 2022.

**Summary of Same-Store Results YTD 2022 versus YTD 2021**

| Region | Revenue Growth | Expense Growth | NOI Growth | % of Same-Store Portfolio[1] | Physical Occupancy[2] | YTD YOY Change in Occupancy |
|---|---|---|---|---|---|---|
| West | 11.1% | 3.8% | 13.8% | 34.6% | 96.9% | 0.3% |
| Mid-Atlantic | 7.3% | 5.3% | 8.3% | 21.0% | 97.2% | 0.3% |
| Northeast | 13.1% | 2.9% | 19.6% | 18.3% | 97.3% | 0.9% |
| Southeast | 15.9% | 8.6% | 19.7% | 13.2% | 97.0% | (0.6)% |
| Southwest | 11.9% | 9.8% | 13.2% | 6.9% | 97.2% | (0.1)% |
| Other Markets | 11.8% | 6.2% | 14.2% | 6.0% | 97.1% | (0.3)% |
| **Total (Cash)** | **11.4%** | **5.3%** | **14.3%** | **100.0%** | **97.1%** | **0.2%** |
| **Total (Straight-Line)** | **11.3%** | **5.3%** | **14.2%** | - | - | - |

[1]　Based on YTD 2022 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

[2]　Weighted average Same-Store physical occupancy for YTD 2022.

**Transactional Activity**

During the quarter, the Company entered into a contract to sell a 90-home community in Orange County, CA, for total gross proceeds of $41.5 million. During the quarter, the 53-year-old community had a weighted average monthly revenue per occupied home of $2,662 and physical occupancy of 95.4 percent. The sale is expected to close in the fourth quarter 2022.

**Development Activity and Other Projects**

During the third quarter, the Company completed construction of The George Apartments, a $68.0 million, 200-home community in King of Prussia, PA, which is adjacent to an existing UDR community.

At the end of the third quarter, the Company's development pipeline totaled $531.5 million and was 69.3 percent funded. The Company's active development pipeline includes five communities, one each in Dublin, CA; Washington, D.C.; and Tampa, FL; and two communities in Addison, TX, for a combined total of 1,340 homes.

During the third quarter, the Company commenced redevelopment projects at five communities, two in Austin, TX; two in Baltimore, MD; and one in suburban Boston, MA, encompassing a total of 1,593 homes. At the end of the third quarter, the Company's redevelopment pipeline of 1,638 homes, which includes densification projects that feature the addition of 45 new apartment homes at two communities, totaled $90.0 million and was 27.3 percent funded.

**DCP Activity**

As previously announced, during the quarter, the Company fully funded a $102.0 million DCP investment in a portfolio of 14 stabilized communities as part of a recapitalization, as summarized below.

| Community / Type | Location (MSA) | Commitment ($ millions) | Homes | Return Rate | Investment Type |
|---|---|---|---|---|---|
| Stabilized Portfolio / Recapitalization | Various | $102.0 | 2,460 | 8.0% | Preferred Equity |

During the quarter, the third-party developer affiliated with UDR's $24.6 million preferred equity joint venture investment in 1532 Harrison, a 136-home community in San Francisco, CA, defaulted on the senior construction loan. As a result, the Company purchased the loan from the lender pursuant to a contract entered into with the lender at the time UDR made its initial investment, and initiated foreclosure proceedings. UDR expects to take title to the property in 2023. As a result of the default in September 2022, the Company began consolidating the joint venture.

At the end of the third quarter, the Company's investments under its DCP platform, including accrued return, totaled $464.0 million with a weighted average return rate of 9.5 percent, and a weighted average estimated remaining term of 3.9 years.

**Capital Markets and Balance Sheet Activity**

"Our balance sheet remains in a strong position due to available liquidity totaling $1.1 billion, and only 2 percent of total debt scheduled to mature through 2024, after excluding amounts on our commercial paper program," said Joe Fisher, UDR's President and Chief Financial Officer. "Third quarter net debt-to-EBITDAre of 6.0x declined more than a full turn versus a year ago, and we continue to expect that year-end net debt-to-EBITDAre and fixed charge coverage should further improve to the mid-5x range."

During the quarter, the Company settled approximately 1.8 million shares of common stock under its previously announced forward equity sales agreements at a weighted average net share price, after adjustments, of $57.00 for proceeds of approximately $99.8 million.

Additionally, during the quarter, the Company repurchased 685 thousand shares of its common stock at a weighted average price per share of $41.46 for total consideration of approximately $28.4 million. Subsequent to quarter end, the Company repurchased an additional 507 thousand shares of its common stock at a weighted average price per share of $40.70 for total consideration of approximately $20.6 million.

As of September 30, 2022, the Company had $1.1 billion of liquidity through a combination of cash, undrawn capacity on its credit facilities, and estimated proceeds of approximately $181.3 million from the potential future settlement of approximately 3.2 million shares subject to previously announced forward equity sale agreements (at an initial forward price per share of approximately $57.57, which is subject to adjustment at settlement to reflect the average federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the applicable forward equity sale agreements). The final date by which shares sold under these agreements must be settled is March 30, 2023. Please see Attachment 14 of the Company's related quarterly Supplement for additional details on projected capital sources and uses.

The Company's total indebtedness as of September 30, 2022 was $5.6 billion with no remaining consolidated maturities until 2024, excluding principal amortization and amounts on the Company's commercial paper program. In the table below, the Company has presented select balance sheet metrics for the quarter ended September 30, 2022 and the comparable prior year period.

| Balance Sheet Metric | Quarter Ended September 30 | | |
|---|---|---|---|
| | 3Q 2022 | 3Q 2021 | Change |
| Weighted Average Interest Rate | 3.06% | 2.75% | 0.31% |
| Weighted Average Years to Maturity[1] | 6.7 | 7.8 | (1.1) |
| Consolidated Fixed Charge Coverage Ratio | 5.3x | 4.9x | 0.4x |
| Consolidated Debt as a percentage of Total Assets | 33.7% | 35.8% | (2.1)% |
| Consolidated Net-Debt-to-EBITDAre | 6.0x | 7.1x | (1.1)x |

(1) If the Company's commercial paper balance was refinanced using its line of credit, the weighted average years to maturity would be 7.0 years without extensions and 7.1 years with extensions for 3Q 2022 and 8.1 years with and without extensions for 3Q 2021.

## ESG

Subsequent to quarter end, the Company published its fourth annual ESG report, which detailed the Company's ongoing best-in-class commitment to engaging in socially responsible ESG activities including active engagement with the Science Based Targets initiative to establish how UDR can contribute to a lower-carbon future. Concurrently, the Company announced that it earned a 5 Star designation from GRESB, the highest ESG rating possible. This accomplishment resulted from UDR's 2022 GRESB survey score of 87 (a one-point improvement versus the prior year survey) and a GRESB Public Disclosure rating of "A", the fourth consecutive year UDR has achieved such a distinction.

## Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the third quarter 2022 in the amount of $0.38 per share. The dividend will be paid in cash on October 31, 2022 to UDR common shareholders of record as of October 11, 2022. The third quarter 2022 dividend will represent the 200th consecutive quarterly dividend paid by the Company on its common stock.

## Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

## Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on October 27, 2022 to discuss third quarter results as well as high-level views for 2022. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through November 27, 2022, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13733468, when prompted for the passcode. A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

## Full Text of the Earnings Report and Supplemental Data

The full text of the earnings report and related quarterly Supplement will be available on the Company's website at ir.udr.com.

**Forward-Looking Statements**

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, the impact of the COVID-19 pandemic and measures intended to prevent its spread or address its effects, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stability of the capital markets, rising interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning joint ventures with third parties, expectations that technology will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

**About UDR, Inc.**

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of September 30, 2022, UDR owned or had an ownership position in 58,464 apartment homes including 899 homes under development. For over 50 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.